Exhibit 99.1

Correvio Pharma Corp, Formerly Cardiome Pharma Corp, Announces Stock Ticker Symbol Change to CORV

Nasdaq: CORV TSX: CORV

VANCOUVER, May 17, 2018 /CNW/ - Correvio Pharma Corp. (Nasdaq:CORV / TSX:CORV), formerly Cardiome Pharma Corp., a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced that Nasdaq and the Toronto Stock Exchange (TSX) have approved changes to the Company's stock ticker symbols.  Effective today, the Company's common shares will commence trading under the trading symbol "CORV" on both the Nasdaq and TSX.  Upon the effective date, the prior trading symbols (Nasdaq:CRME and TSX:COM) will no longer be active.

William Hunter, MD, CEO and President of Correvio, stated, "Commencement of trading under the new CORV ticker symbol marks the final step in our strategic transaction with Cipher Pharmaceuticals and our transition to a European and rest of world focused commercial organization.  This is an exciting time for the Company and we believe we are well positioned for meaningful, long-term growth."

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Correvio are discussed in the most recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/May2018/17/c1205.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll, 212.600.1902, michelle@argotpartners.com

CO: Correvio Pharma Corp

CNW 11:34e 17-MAY-18